15027203

X-17A-5

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SEC FILE NUMBER
8-69154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Reorient Financial Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, Suite 8B
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ringo Lo (852) 2843-1419
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cowan, Gunteski & Co., P.A.
(Name – if individual, state last, first, middle name)

730 Hope Road	Tinton Falls	NJ	07724
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECEIVED
APR 10 2015
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

REORIENT FINANCIAL MARKETS (USA), LLC
SEC ID No. 8-69154
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED
DECEMBER 31, 2014

This report is deemed PUBLIC

REORIENT FINANCIAL MARKETS (USA) LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ Report of Independent Registered Public Accounting Firm.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Operations.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Member's Equity.

☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required).

☒ (l) An Oath or Affirmation.

☐ (m) A Copy of the SIPC Supplemental Report (not required).

☐ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not required).

DECLARATION

I, Lo Ming KA holder of H.K. Identity Card No: C657809 (6)

of 11/F, Far East Finance Centre, 16 Harcourt Rd, HK

solemnly and sincerely declare that:

The document marked A attached to this declaration is true and correct.

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Oaths and Declarations Ordinance.

Declared at Central & Western District Office,
in the Hong Kong Special Administrative Region
this day of - 8 APR 2015.
~~through the interpretation of~~
of
the said interpreter having been also first ~~declared~~ that he/she* had truly, distinctly and audibly ~~interpreted the~~ contents of this document to the declarant, ~~and that he/she*~~ would truly and faithfully interpret the ~~declaration about to be administered to him/her*~~.

Before me.

LAU Wing-ka
Commissioner for Oaths

(signature of declarant)

~~I, , of~~
, solemnly and sincerely declare that I well understand the English ~~and~~ Chinese languages and that I have truly, distinctly and audibly interpreted the contents of this ~~document~~ to the declarant , and that I will truly and faithfully interpret the declaration about ~~to be~~ administered to him/her*.

Declared at
in the Hong Kong Special Administrative Region
this day of
Before me.

Commissioner for Oaths

(signature of interpreter)

*Please delete where appropriate

HAD 5(S) Rev. 1/2002

AFFIRMATION

I, Ringo Lo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Reorient Financial Markets (USA) LLC for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] Apr 8 2015

Signature Date

Lo, Ming Kit

Title CFO

Subscribed and Sworn to before me

on this ___ day of April 2015

Notary Public

This is the exhibit marked A referred to in the declaration of Lo, Ming Kit declared before me on Apr 8, 2015

LAU Wing-ka
Commissioner for Oaths
Central & Western District Office

COWAN, GUNTESKI & CO, P.A.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reorient Financial Markets (USA) LLC

We have audited the accompanying financial statements of Reorient Financial Markets (USA) LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Reorient Financial Markets (USA) LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Reorient Financial Markets (USA) LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

See also Note G as to the Net Capital Deficit at December 31, 2014.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a net loss for the year ended December 31, 2014, a member's deficit at December 31, 2014 and has a legal restraining order against its' entire bank balance which resulted in the Company having a negative net capital at December 31, 2014. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II, Computation for Determination of Reserve Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Reorient Financial Markets (USA) LLC's financial statements. The supplemental information is the responsibility of Reorient Financial Markets (USA) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the

Reply to: 730 Hope Road | Tinton Falls | NJ 07724 | Phone: 732.676.4100 | Fax: 732.676.4101
40 Bey Lea Road, Suite A101 | Toms River | NJ 08753 | Phone: 732.349.6880 | Fax: 732.349.1949
Member of CPAmerica International
Auditors of SEC Registrants under the PCAOB
www.CowanGunteski.com

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cowan, Gunteski & Co., P.A.

Tinton Falls, NJ
April 9, 2015

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets	
Cash	$ 1,201,872
Prepaid expense	13,819
Total assets	**$ 1,215,691**
Liabilities and Member's Deficit	
Liabilities	
Accrued expenses payable	$ 70,920
Due to related parties	422,629
Subordinated borrowings – related party	750,000
Total liabilities	**1,243,549**
Member's Deficit	
Member deficit	(27,858)
Total member's deficit	**(27,858)**
Total liabilities and member's deficit	**$ 1,215,691**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2014

Expenses	
Salaries and benefits	159,688
Professional fees	136,647
Occupancy	104,673
Travel	38,121
Interest expense	37,500
Communications	20,100
License	15,766
Insurance	8,250
Other expenses	5,014
Total expenses	**525,759**
Net Loss	**$ (525,759)**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2014

Balance – Beginning of Year	$	750,000
Subordinated borrowings during 2014		-
Balance – End of Year	**$**	**750,000**

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
FOR THE YEAR ENDED
DECEMBER 31, 2014

	Member's Deficit	Accumulated Losses	Total
Balance - Beginning of Year	$ 550,000	$ (52,099)	$ 497,901
Net Loss		(525,759)	(525,759)
Balance - End of Year	$ 550,000	$ (577,858)	$ (27,858)

The accompanying notes are an integral part of the financial statements.

REORIENT FINANCIAL MARKETS (USA), LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2014

Cash flows from operating activities		
Net Loss	$	(525,759)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities		
Increase in other assets		(2,476)
Due to related party		422,629
Increase in accrued expenses		38,175
Net cash used in operating activities		**(67,431)**
Decrease in cash		**(67,431)**
Cash, beginning of year		1,269,303
Cash, end of year	**$**	**1,201,872**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

NOTE A - NATURE OF BUSINESS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Nature of Business

Reorient Financial Markets (USA) LLC (the "Company") is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in August 2012 as a limited liability company (LLC) in the State of Delaware and has elected to be taxed as a Corporation under guidelines of the U.S. Internal Revenue Code, The company is engaged in a single line of business as a securities broker-dealer primarily involved with assisting US institutional clients with trading securities in Asian markets. The Company is 100% owned by Wise Point Holdings Limited which is 100% owned by Reorient Group Limited.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern

As indicated in the accompanying financial statements, the Company incurred a net loss of $525,759 for the year ended December 31, 2014 and had a member's deficit of $27,858 at December 31, 2014. Additionally, the Company has a legal restraining order against its' entire $1,201,872 bank balance which resulted in the Company having a negative net capital of $493,549 at December 31, 2014. Management's plans are to fund the Company with additional capital from its' member and to vigorously contest the legal restraining order against its' bank balance. Failure to raise additional capital and in contesting the legal restraining order could result in the Company having to curtail or cease operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains its cash in an account with a major financial institution in the United States in the form of demand deposits. All cash is held at a single financial institution. Deposits in banks may exceed the amounts of Federal Deposit Insurance Corporation ("FDIC") insurance limits provided on such deposits, currently $250,000. As of December 31, 2014, approximately $952,000 was subject to such risk.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (CONTINUED)

Income Taxes

The Company was formed as a limited liability company (LLC) and has elected to be treated as a corporation for Federal and State income tax purposes. The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("Topic 740") which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of the assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. At December 31, 2014, the entire deferred tax asset, which arises primarily from the Company's net operating losses, has been fully reserved because management has determined that it was not "more likely than not" that the net operating loss carry forwards would be realized in the future.

The Company does not believe it has any uncertain tax positions deemed material at December 31, 2014. The Company believes it is subject to U.S. federal and state income tax examinations by tax authorities for all tax periods. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At December 31, 2014, the Company had no accrued interest or penalties. The Company currently has no federal or state examinations in process.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. At December 31, 2014, the Company had no cash equivalents.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (CONTINUED)

Fair Value Measurements

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

NOTE B - NEW AUTHORITATIVE GUIDANCE

Management does not believe that any recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying financial statements.

NOTE C - SUBORDINATED BORROWINGS – RELATED PARTY

On April 8, 2013 and May 20, 2013, the Company borrowed $300,000 and $450,000, respectively, from Reorient Group Limited, its ultimate parent. The loans are payable three years from date of issuance and incur interest at 5% per annum. The maturity dates of these loans shall automatically extend an additional year unless Reorient Group Limited notifies the Company in writing, with a copy to FINRA, on or before the day thirteen months preceding the maturity dates that the loans are not extended. The loans are subordinated with respect to the payment of principal and interest, as defined in the agreements, to the payment in full of all present and future claims of the Company not similarly subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. Interest expense in the year ended December 31, 2014 amounted to $37,500.

NOTE D – INCOME TAXES

At December 31, 2014, the Company had unused net operating loss carry forwards of $577,858, which expire beginning in 2032.

The components of deferred income taxes at December 31, 2014 are as follows:

Net operating loss carry forward	$ 196,472
Valuation allowance	(196,472)
Net deferred tax asset	$ -

The change in valuation allowance during 2014 was $(178,758).

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 34% to pretax income from continuing operations for the period ended December 31, 2014 as follows:

U.S. Statutory Rate	34%
Valuation allowance	(34%)

NOTE E – MEMBER'S DEFICIT

At December 31, 2014, the Company was 100% owned by Wise Point Holdings Limited which is 100% owned by Reorient Group Limited.

NOTE F – RELATED PARTY TRANSACTIONS

During 2014, the Company entered a Service Agreement with Reorient Global Limited and Reorient (USA), LLC, organizations owned and controlled by Reorient Group Limited. Under this Services Agreement, the Company is responsible for its payroll costs and an allocated portion of office expenses. During 2014, $422,629 in expenses were allocated under this agreement and due to Reorient (USA), LLC and Reorient Global Limited.

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides for an alternative net capital requirement which the Company has elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions. At December 31, 2014, the Company had a negative net capital of $493,549 which was $793,549 in deficit of its required net capital of $250,000.

This computation of net capital excludes from net capital the full balance in the "Company's GBC Account" (as described and defined in Note H), because of the litigation described in Note H.

NOTE H – LITIGATION

C=Holdings, B.V. ("CHBV"), which obtained a US$1,272,696 judgment (the "Judgment") against Asiarim Corporation ("Asiarim") and certain individuals associated with Asiarim, has taken the position that a bank account ("the Company's GBC Account") maintained by the Company at GBC International Bank ("GBC Bank") contains funds in which Asiarim has an interest. CHBV has sought to enforce the Judgment against the Company's GBC Account. The Company denies that Asiarim has any interest in the funds in the Company's GBC Account. In C=Holdings, B.V. v. Asiarim Corporation, 1:2012-cv-928 (U.S.D.C., S.D.N.Y.), the action in which the Judgment was entered, CHBV requested a pre-motion conference on a proposed motion for the writ of execution and turnover order directed at the Company's GBC Account. Both the Company and GBC Bank filed letters in opposition. On December 12, 2014, the court, treating CHBV's request as a motion for a writ of execution and turnover order, denied the motion on jurisdictional grounds. On January 28, 2015, CHBV filed a separate proceeding against GBC Bank, seeking an order directing GBC Bank to turn over funds in the Company's GBC Account to satisfy the Judgment. C=Holdings, B.V. v. GBC International Bank, 1:2015-cv-00599 (RJS) (U.S.D.C., S.D.N.Y.). In that proceeding, CHBV takes the position that the Company's GBC Account contains funds belonging to Asiarim; CHBV does not assert an alter ego argument which it had advanced in the earlier action. On February 24, 2015, the court extended a restraining notice that had previously been served upon GBC Bank until the determination of the proceeding. The court has scheduled a conference for March 20, 2015. GBC Bank has taken formal procedural steps to oppose the actions by CHBV and has represented to the representatives of the Company and CHBV that it will continue to do so. The Company continues to have access to and use of the funds in the Company's GBC Account and the Company has continued to operate that account in the ordinary course of operating its businesses.

The Company has vigorously disputed, and will continue to vigorously dispute, CHBV's claims and believes that the claims have no basis. The Company has conducted detailed reviews of its financial and corporate records to establish the source of all funds held in the Company's GBC Account, and has to date established no factual basis for the claims made in relation to that account or the funds held in the account.

SCHEDULE I
REORIENT FINANCIAL MARKETS (USA), LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital		
Member's Deficit	$	(27,858)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		750,000
Non-allowable assets		(1,215,691)
Net capital before haircuts on securities positions		**(493,549)**
Haircuts and undue concentration on securities positions		--
Net capital	**$**	**(493,549)**
2 percent of aggregate debit items as shown in formula reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		--
Minimum net capital required	$	250,000
Net capital in excess of the greater of 5% of aggregate debit Items or 120% of minimum net capital requirement	$	(793,549)

NOTE: There are no material differences between the preceding computation and the Company's corresponding amended Part II of Form X-17A-5 as of December 31, 2014, filed on April 9, 2015.

The accompanying notes are an integral part of the financial statements.

SCHEDULE II
REORIENT FINANCIAL MARKETS (USA), LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

A reserve requirement has not been computed as the Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

The accompanying notes are an integral part of the financial statements.

SCHEDULE III
REORIENT FINANCIAL MARKETS (USA), LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2014

Information for possession or control requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

The accompanying notes are an integral part of the financial statements.

REORIENT 瑞東

REORIENT FINANCIAL MARKETS (USA), LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2014

Reorient Financial Markets (USA) LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Reorient Financial Markets (USA) LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Lo, Ming Kit, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Name, Title Lo Ming Kit, CFO

COWAN, GUNTESKI & CO, P.A.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reorient Financial Markets (USA) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reorient Financial Markets (USA) LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reorient Financial Markets (USA) LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Reorient Financial Markets (USA) LLC stated that Reorient Financial Markets (USA) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reorient Financial Markets (USA) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reorient Financial Markets (USA) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

As noted in the accompanying financial statements, the Company had a Net Capital Deficit at December 31, 2014.

Cowan, Gunteski & Co., P.A.
Tinton Falls, NJ
April 9, 2015

Reply to: 730 Hope Road | Tinton Falls | NJ 07724 | Phone: 732.676.4100 | Fax: 732.676.4101
40 Bey Lea Road, Suite A101 | Toms River | NJ 08753 | Phone: 732.349.6880 | Fax: 732.349.1949
Member of CPAmerica International
Auditors of SEC Registrants under the PCAOB
www.CowanGunteski.com